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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RDSC, LLC F/K/A REYNOLDS DEWITT SECURITIES COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 MAIN STREET
(No. and Street)

CINCINNATI (City) OHIO (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS B. DETEMPLE, PRESIDENT (513) 621-2875
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH DECOSIMO AND COMPANY, LLC
(Name - *if individual, state last, first, middle name*)

2200 CHEMED CENTER, 255 EAST FIFTH STREET, CINCINNATI, OHIO 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

OUIS B. DETEMPLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying ncial statement and supporting schedules pertaining to the firm of REYNOLDS DEWITT SECURITIES MPANY, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the ipany nor any partner, proprietor, principal officer or director has any proprietary interest in any account sified solely as that of a customer, except as follows:

NONE

Signature

President

Title

otary Public

TERRY R. MYRICK
Notary Public, State of Ohio
My Commission Expires 09-21-2012

is report ** contains (check all applicable boxes):

] (a) Facing page.
] (b) Statement of Financial Condition.
| (c) Statement of Income (Loss).
| (d) Statement of Changes in Financial Condition.
| (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
| (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
] (g) Computation of Net Capital
] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
] (m) A copy of the SIPC Supplemental Report.
] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REYNOLDS DEWITT SECURITIES COMPANY, LLC

CONTENTS

SUPPLEMENTARY INFORMATION

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, LLC
Chemed Center-Suite 2200
255 East Fifth Street
Cincinnati, Ohio 45202
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

Management Board and Member
Reynolds DeWitt Securities Company, LLC
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of Reynolds DeWitt Securities Company, LLC (the Company) as of December 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of financial condition. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Reynolds DeWitt Securities Company, LLC as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic statements of financial condition taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic statements of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic statements of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statements of financial condition taken as a whole.

Joseph Decosimo and Company, LLC

Cincinnati, Ohio
February 20, 2009

REYNOLDS DEWITT SECURITIES COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 508,445	$ 459,189
Receivables	85,835	50,683
Equipment and furniture, net of accumulated depreciation of $12,237 for 2008 and 2007	-	-
TOTAL ASSETS	$ 594,280	$ 509,872
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 44,968	$ 110,860
MEMBER'S EQUITY	549,312	399,012
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 594,280	$ 509,872

The accompanying notes are an integral part of the statements of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Reynolds DeWitt Securities Company, LLC, an Ohio limited liability company, operates as a registered securities broker and dealer. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities and clears all transactions through a clearing service. The Company's offices are located in Cincinnati, Ohio, and the Company transacts business on world markets for clients principally in the midwestern and southeastern United States.

The Company is a wholly-owned subsidiary of Sena Weller Rohs Williams, Inc.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed balance sheet amounts due to outstanding checks.

RECEIVABLES - Receivables consist of amounts due from the Company's clearing firm. The Company performs ongoing credit evaluations of its clearing firm, which is a member of Securities Investors Protection Corporation, and does not require collateral to support receivables.

EQUIPMENT AND FURNITURE - Equipment and furniture are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is calculated using the accelerated method over the estimated useful lives of the depreciable assets.

ESTIMATES AND UNCERTAINTIES - The preparation of statements of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

INCOME TAXES - The Company has elected to be taxed as a limited liability company under the provisions of Section 7701 of the Internal Revenue Code. The Company's sole member is liable for its proportionate share of the Company's federal and state taxable income. Therefore, no liability for federal and state income taxes is reflected in these statements of financial condition.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the statement of financial condition, interest and penalties, accounting in interim periods, disclosure and transition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual statement of financial condition. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*, which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position.

NOTE 2 - RELATED PARTY TRANSACTIONS

Sena Weller Rohs Williams, LLC (SWRW, LLC), a wholly-owned subsidiary of Sena Weller Rohs Williams, Inc., shares office space with the Company and pays substantially all expenses of the Company. The Company reimburses SWRW, LLC for its share of all expenses on a monthly basis, including rent expense that was paid to a company under common control on a month-to-month basis. Accounts payable as of December 31, 2008 and 2007, consisted of $44,968 and $110,860, respectively, payable to SWRW, LLC.

SWRW, LLC is a registered investment advisor and its portfolio managers place certain securities trades on behalf of their customers through Reynolds DeWitt Securities Company, LLC. These trades made up 59% and 58% of the commission revenue for Reynolds DeWitt Securities Company, LLC for the years ended December 31, 2008 and 2007, respectively.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital requirement totaled $50,000 as of December 31, 2008 and 2007, and its defined net capital and net capital ratio were $535,186 and 0.08 to 1 as of December 31, 2008 and $385,909 and 0.29 to 1 as of December 31, 2007.

There were no liabilities subordinated to claims of creditors as of December 31, 2008 and 2007.

SUPPLEMENTARY INFORMATION

REYNOLDS DEWITT SECURITIES COMPANY, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2008 and 2007

	2008	2007
Net capital		
Total member's equity	$ 549,312	$ 399,012
Less non-allowable assets -		
Furniture and equipment, net	-	-
Other deductions - fidelity bond deductible	(4,000)	(4,000)
Haircuts on securities -		
Money market accounts	(10,126)	(9,103)
Net capital	$ 535,186	$ 385,909
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 44,968	$ 110,860
Percentage of aggregate indebtedness to net capital	8 %	29 %
Minimum net capital required to be maintained (greater of $50,000 or 6-2/3% of aggregate indebtedness)	$ 50,000	$ 50,000
Excess net capital	$ 485,186	$ 335,909
Excess net capital at 1000% (net capital less 10% aggregate indebtedness)	$ 530,689	$ 374,823

Reconciliation with Company's Computation of Net Capital with Audited Computation December 31, 2008

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2008	$ 535,186
Net capital, per above calculation	$ 535,186

REYNOLDS DEWITT
SECURITIES COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION, AUDIT REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.